SINOVAC BIOTECH LTD.
No. 39 Shangdi Xi Road
Haidian District, Beijing
P.R. China  100085
Tel: 86-10-82890088
Fax: 86-10-62966910

August 31, 2005

SECURITIES AND EXCHANGE COMMISSION
450  5th Street N.W.
Washington, D.C.
U.S.A., 20549 – 0405

Attention:          Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:                   Sinovac Biotech Ltd. (the “Company”)
                        Follow up acknowledgements on Form 20-F amendment

            In connection with our filing of our amended Form 20-F/A-1 annual report via EDGAR on August 31, 2005, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Yours very truly,
                                                                                    Sinovac Biotech Ltd.

                                                                                    Per:                  /s/ Weidong Yin
                                                                                                Weidong Yin, President & CEO